SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Exa Corporation

(Name of Subject Company (Issuer))

3DS Acquisition 3 Corp.,

Dassault Systemes Simulia Corp.

and

Dassault Systèmes S.E.

(Name of Filing Persons (Offerors)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

300614500

(CUSIP Number of Class of Securities)

Florian Simon

Head of M&A—Legal Department

Dassault Systèmes S.E.

10 rue Marcel Dassault, CS 40501

78946 Vélizy-Villacoublay Cedex

France

Telephone:  +33 1 61 62 61 62

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert M. Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY  10022

Telephone:  (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$402,681,062.80	$50,133.79

(1)         Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 15,168,269 shares of common stock of Exa Corporation issued and outstanding, multiplied by $24.25, the per share tender offer price, (b) 1,821,830 shares of common stock subject to outstanding stock options with an exercise price less than $24.25 per share, multiplied by $12.76, which is the offer price of $24.25 per share minus the weighted average exercise price for such options of $11.49 per share, and (c) 478,515 shares of common stock subject to outstanding restricted stock units, multiplied by $24.25, the per share tender offer price, in each case as of October 10, 2017.  The calculation of the filing fee is based on information provided by Exa Corporation as of October 10, 2017.

(2)         The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $50,133.79	Filing Party: 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp and Dassault Systèmes S.E.
Form or Registration No.: Schedule TO-T	Date Filed: October 12, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 filed with the Securities and Exchange Commission on October 25, 2017, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on October 12, 2017, by: (i) 3DS Acquisition 3 Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), and an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”); (ii) Parent; and (iii) Dassault Systèmes.  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Share” and collectively, the “Shares”) of Exa Corporation, a Delaware corporation (“Exa”), at a price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 12, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.  Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth in Section 16.  “Legal Matters; Required Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of the first paragraph under the subsection thereunder entitled “Antitrust Compliance”:

“On October 24, 2017, the Antitrust Division and the FTC granted early termination of the applicable waiting period under the HSR Act. Accordingly, the portion of the regulatory approval condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement (but not the portions of such condition relating to requisite approvals in Germany and Austria) has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2017

3DS ACQUISITION 3 CORP.

	By:	/s/ *
	Name:	Thibault de Tersant
	Title:	Chief Financial Officer, Treasurer & Assistant Secretary

DASSAULT SYSTEMES SIMULIA CORP.

	By:	/s/ *
	Name:	Thibault de Tersant
	Title:	Secretary

DASSAULT SYSTÈMES S.E.

	By:	/s/ *
	Name:	Thibault de Tersant
	Title:	Senior EVP & CFO

	*By:	/s/ FLORIAN SIMON
	Name:	Florian Simon
	Title:	Attorney-in-fact

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS THAT:

Thibault de Tersant (the “Grantor”), on his own behalf, hereby makes, constitutes and appoints Florian Simon and Etienne Lafougere (the “Grantees”) as his true and lawful attorneys-in-fact of, for and in the place and stead of the Grantor and in the name of the Grantor, solely for the following purposes and the time periods set forth herein, to:

(a)                                 sign any and all amendments to the tender offer statement filed on Schedule TO by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. and Dassault Systèmes S.E. on October 12, 2017 with the Securities and Exchange Commission and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission; and

(b)                                 take any action and to execute any instruments or other writings in order to effectuate the foregoing.

The Grantor hereby gives and grants to the Grantees full power and authority to do and perform each and every act and thing whatsoever deemed by the Grantees to be necessary or proper to be done, as fully and effectually to all intents and purposes as the Grantor might or could do if personally present, with full power of substitution, delegation and revocation hereby ratifying and confirming all and whatsoever the Grantees so acting shall lawfully do, or cause to be done, in or about the premises by virtue hereof.

This appointment is to be construed and interpreted as a limited power of attorney.  The enumeration of specific items, rights, acts or powers herein is not intended to, nor does it give rise to, and it is not to be construed as, a general power of attorney.

This power of attorney shall be governed by, and construed in accordance with, the internal laws of the State of New York.

This Power of Attorney is executed on October 20, 2017.

IN WITNESS WHEREOF, Thibault de Tersant has caused this Power of Attorney to be executed as of the date first above written.

Thibault de Tersant

By:	/s/ THIBAULT DE TERSANT
Name:	Thibault de Tersant

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 12, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 12, 2017.*

(a)(5)(A)

Press release issued by Dassault Systèmes on September 28, 2017, originally filed as Exhibit (a)(5)(A) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.

(a)(5)(B)

Transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(B) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.

(a)(5)(C)

Revised transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(C) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on October 2, 2017, which is incorporated herein by reference.

(a)(5)(D)	Press release issued by Dassault Systèmes on October 12, 2017.*

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of September 27, 2017, among Dassault Systemes Simulia Corp., 3DS Acquisition 3 Corp. and Exa Corporation, originally filed as Exhibit 2.1 to Exa Corporation’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated July 1, 2017, by and between Exa Corporation and Dassault Systèmes S.E.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.